Filed Pursuant to Rule 433 Registration No. 333-136056
A FIXED-INCOME INVESTMENT FOR YOUR PORTFOLIO
INC-200 (11/07)
ISSUED BY AMERICAN
GENERAL
FINANCE CORPORATION

IncomeNotes

American General Finance Corporation (AGF) is a financial services holding company with subsidiaries engaged in the consumer finance and credit insurance businesses. At December 31, 2006, AGF had more than $27 billion in total assets and 1,502 branch offices in 44 states, Puerto Rico and the U.S. Virgin Islands. AGF's executive offices are located in Evansville, Indiana.

AGF is an indirect wholly owned subsidiary of American International Group, Inc. (AIG). AIG is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and abroad.

For current rates and additional information visit AGFIncomeNotes.com or contact your investment professional.

AGF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents AGF has filed with the SEC for more complete information about AGF and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, AGF, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 658-3267.

Features & Benefits

- **COMPETITIVE RATES** – IncomeNotes offer competitive rates and are classified as senior unsecured notes of American General Finance Corporation. The notes will rank equally with all of AGF's other unsecured, unsubordinated debt.
- **LOW MINIMUM INVESTMENT** – IncomeNotes are typically available for as little as $1,000 and in increments of $1,000 thereafter.
- **WEEKLY POSTING OF RATES** – New rates are typically posted each week and available for a one (1) week period, assuring availability of IncomeNotes at current market rates.
- **DIVERSIFICATION** – IncomeNotes are an alternative fixed-income product that may diversify your portfolio.
- **VARIETY OF MATURITIES AND STRUCTURES** – Maturities may be offered from 9 months or more. Non-callable and callable* IncomeNotes may be available each week.
- **VARIETY OF INTEREST PAYMENT OPTIONS** – IncomeNotes may be available with monthly, quarterly, semi-annual or annual interest payments.
- **SURVIVOR'S OPTION** – IncomeNotes may be available with a survivor's option, which means that in the event of death of the beneficial owner, certain representatives can redeem the notes at par. The survivor's option may not be exercised until 12 months following the date of original issue of the applicable IncomeNotes. *(Certain limitations apply. See the prospectus, prospectus supplement and any additional supplements for complete details.)*

*Some IncomeNotes may be issued as callable notes, and AGF may choose to redeem these notes when prevailing interest rates are relatively low.

IncomeNotes are the unsecured debt of AGF and are subject to both market and credit risk.

Neither AIG nor any of its affiliates will be a co-obligor or guarantor of IncomeNotes.

There can be no assurance that a trading market for IncomeNotes will ever develop or be maintained.

11/07